

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2020

Michael Crawford
Chief Executive Officer
Hall of Fame Resort & Entertainment Company
2626 Fulton Drive NW
Canton, OH 44718

> **Re: Hall of Fame Resort & Entertainment Company**
> **Registration Statement on Form S-3**
> **Filed July 23, 2020**
> **File No. 333-240045**

Dear Mr. Crawford:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed July 23, 2020

General

1. We note that the registrant has less than twelve calendar months of post-combination Exchange Act reporting history. Under these circumstances, in light of the fact that Form S-3 is premised on the availability of a twelve month reporting history, use of Form S-3 for the combined entity does not appear to be appropriate at this time. Please refile on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Patterson